MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2021

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2021 First Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three months ended March 31, 2021 which are prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, and audited consolidated financial statements of the Company as at and for the year ended December 31, 2020, as some disclosures from the annual consolidated financial statements have been condensed or omitted. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of May 5, 2021 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver and gold production in North America, pursuing the exploration and development of its existing mineral properties and acquiring new assets. The Company owns three producing mines in Mexico: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, and four mines currently in care and maintenance: the San Martin Silver Mine, the Del Toro Silver Mine, the La Parrilla Silver Mine and the La Guitarra Silver/Gold Mine. The Company acquired the Jerritt Canyon Gold Mine in Nevada, USA on April 30, 2021.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2021 First Quarter Report	Page 3

2021 FIRST QUARTER HIGHLIGHTS

Key Performance Metrics	2021-Q1	2020-Q4	Change Q1 vs Q4	2020-Q1	Change Q1 vs Q1
Operational
Ore Processed / Tonnes Milled	614,245	625,332	(2%)	599,142	3%
Silver Ounces Produced	2,908,024	3,452,959	(16%)	3,151,980	(8%)
Silver Equivalent Ounces Produced	4,540,296	5,477,492	(17%)	6,195,057	(27%)
Cash Costs per Silver Equivalent Ounce (1)	$12.61	$10.21	24%	$8.25	53%
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$19.35	$16.12	20%	$12.23	58%
Total Production Cost per Tonne (1)	$90.03	$85.68	5%	$82.41	9%
Average Realized Silver Price per Ounce (1)	$27.13	$24.88	9%	$17.36	56%

Financial (in $millions)
Revenues	$100.5	$117.1	(14%)	$86.1	17%
Mine Operating Earnings	$28.1	$43.7	(36%)	$21.1	33%
Net Earnings (Loss)	$1.9	$34.5	(95%)	($32.4)	NM
Operating Cash Flows before Movements in Working Capital and Taxes	$31.1	$48.2	(35%)	$23.3	33%
Cash and Cash Equivalents	$201.7	$238.6	(15%)	$145.2	39%
Working Capital (1)	$232.8	$254.4	(8%)	$139.8	67%

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.01	$0.16	(95%)	($0.15)	NM
Adjusted EPS (1)	$0.03	$0.11	(71%)	$0.04	(20%)
Cash Flow per Share (1)	$0.14	$0.22	(36%)	$0.11	26%
NM - Not meaningful

(1)The Company reports non-GAAP measures which include cash costs per silver equivalent ounce produced, all-in sustaining cost per silver equivalent ounce produced, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 25 to 30 for a reconciliation of non-GAAP to GAAP measures.

First Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Consolidated
Ore Processed / Tonnes Milled	199,466	185,358	229,421	614,245
Silver Ounces Produced	1,716,143	453,528	738,354	2,908,024
Gold Ounces Produced	17,448	6,327	97	23,873
Silver Equivalent Ounces Produced	2,910,946	884,332	745,018	4,540,296
Cash Costs per Silver Equivalent Ounce	$10.00	$20.18	$13.77	$12.61
All-in Sustaining Cost per Silver Equivalent Ounce	$14.31	$25.66	$16.30	$19.35
Total Production Cost per Tonne	$140.29	$94.15	$42.99	$90.03

First Majestic Silver Corp. 2021 First Quarter Report	Page 4

Acquisition of Jerritt Canyon
On April 30, 2021, the Company completed the acquisition of Jerritt Canyon Canada Ltd. ("Jerritt Canyon") from Sprott Mining Inc. ("Sprott Mining") in exchange for 26,719,727 common shares of First Majestic (the "Consideration Shares") (representing $470.0 million in consideration at a deemed price per share of $17.59), five million common share purchase warrants, each exercisable for one Common Share at a price of $20 per share for a period of three years. Concurrent with closing of the acquisition, Sprott Mining also completed a private placement consisting of $30.0 million at a price of $17.59 per share for a total of 1,705,514 common shares of the Company (the "Private Placement Shares") (together, the "Acquisition Agreement").

Pursuant to closing of the Acquisition Agreement, the Company deposited into escrow an aggregate of $60.0 million (the "Escrowed Funds"), including $30.0 million from First Majestic and $30.0 million proceeds from the Private Placement Shares, representing the estimated tax due by Jerritt Canyon as a result of a reorganization completed prior to the acquisition of Jerritt Canyon. The parties have agreed that the amount of such tax liability is approximately $46.3 million, which amount will be paid from the Escrowed Funds and the Purchase Price will be increased by $13.7 million, being the difference between such amount and $60 million ("Triggered Tax Adjustment"). In addition, the purchase price will be adjusted by the amount, if any, by which the closing working capital of Jerritt Canyon is greater or less than zero (the “Working Capital Adjustment”).

Jerritt Canyon owns and operates the Jerritt Canyon Gold Mine located in Elko County, Nevada, USA. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The mine currently operates as an underground mine and has one of three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,500 tonnes per day (“tpd”) and is currently operating at an average rate of approximately 2,200 tpd due to limited ore production from two underground mines. The property consists of a large, under-explored land package consisting of 30,821 hectares (119 square miles). In 2020, Jerritt Canyon produced 112,749 ounces of gold at a cash cost of $1,289 per ounce. First Majestic has identified several opportunities to improve both the cost and production profile of Jerritt Canyon as well as near-term brownfield potential between the SSX and Smith mines and long-term property wide exploration potential.

Together with First Majestic's existing three operating silver mines in Mexico, the combined company has become a premier North American silver and gold producer with expected pro forma annualized attributable production of 30 to 33 million silver equivalent ounces based on historical production rates.

Operational Highlights

•Total production in the first quarter was 4.5 million silver equivalent ounces, consisting of 2.9 million ounces of silver and 23,873 ounces of gold, representing a decrease of 16% and 9%, respectively, compared to the Company's record setting production in the previous quarter.
•Cash cost per silver equivalent ("AgEq") ounce for the quarter was $12.61 per ounce, compared to $10.21 per ounce in the previous quarter. The increase in cash cost per AgEq ounce was due to higher ore development and mining contractor costs at Santa Elena in preparation of additional ore faces to increase future production, as well as higher energy costs at San Dimas as a result of lower energy contribution from the hydroelectric dam due to the dry season, which forced the mine to rely on the public electricity grid and diesel generators.
•AISC per AgEq ounce in the first quarter was $19.35 per ounce compared to $16.12 per ounce in the previous quarter. The increase in AISC per AgEq ounce was primarily attributed to increase in cash cost per AgEq ounce, and sustaining costs being divided by 17% less silver equivalent ounces produced combined with increased mine development rates.
•Underground development activities at the Ermitaño project near Santa Elena advanced another 1,453 metres during the quarter. The Company plans to start test stope mining in the second quarter and expects to extract between over 30,000 tonnes of ore over the next six months. On surface, initial construction activities commenced for the access road which will connect the Santa Elena processing plant to the Ermitaño portal area and support surface infrastructure at the portal area.
•Underground ore production and plant throughput rates at Santa Elena steadily increased throughout the quarter and in the month of March exceeded budgeted levels for the first time in over a year. The strong production was achieved following multiple improvement initiatives enacted at the mine over the past nine months. In the month of March, underground mining produced 55,266 tonnes of ore, or approximately 1,783 tonnes per day, accounting for 41% of Santa Elena's total underground production in the entire quarter.

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•The Liquified Natural Gas ("LNG") facility at Santa Elena successfully completed all pre-commissioning activities during the quarter and was supplying approximately 85% of power requirements by quarter end. The plant is expected to ramp-up to full capacity in the second quarter which will yield significant energy cost savings and will substantially reduce the carbon footprint of the operation.
•Technical Reports for the Company's three operating mines: San Dimas Silver/Gold Mine, Santa Elena Silver/Gold Mine and La Encantada Silver Mine were updated and published in March 2021.

Financial Highlights

•In the first quarter, the Company generated revenues of $100.5 million compared to $86.1 million in the first quarter of 2020. The increase in revenues was attributed primarily to a 56% increase in average realized silver price, partially offset by a 24% decrease in silver equivalent ounces sold.
•Revenues in the first quarter included a quarterly record of $4.8 million from the sale of 146,827 ounces in coins and bullion at an average silver price of $32.65 per ounce. The amount of coins and bullion revenues in the quarter more than doubled its annual revenue in the prior year.
•The Company realized mine operating earnings of $28.1 million compared to $21.1 million in the first quarter of 2020. The increase in mine operating earnings was primarily attributed to higher metal prices.
•Net earnings for the quarter was $1.9 million (EPS of $0.01) compared to net loss of $32.4 million (EPS of ($0.15)) in the first quarter of 2020. The increase in net earnings was primarily attributed to higher metal prices as well as a $22.7 million loss in the first quarter of 2020 related to mark-to-market adjustments on the Company's foreign currency derivatives.
•Adjusted net earnings for the quarter, normalized for non-cash or unusual items such as unrealized gain or loss on marketable securities, share-based payments, write-down on assets held-for-sale and deferred income taxes for the quarter ended March 31, 2021, was $7.0 million (Adjusted EPS of $0.03) compared to adjusted net earnings of $8.2 million (Adjusted EPS of $0.04) in the first quarter of 2020.
•Operating cash flow before movements in working capital and taxes in the quarter was $31.1 million ($0.14 per share) compared to $23.3 million ($0.11 per share) in the first quarter of 2020.
•As of March 31, 2021, the Company had cash and cash equivalents of $201.7 million and working capital of $232.8 million.
•On April 1, 2021, the Company renewed its senior secured revolving credit facility by extending the maturity date from May 10, 2021 to November 30, 2022 and reducing the credit limit from $75.0 million to $50.0 million. The pricing grid was also revised to calculate expenses on a net debt rather than gross debt basis, which will reduce future finance costs.

First Majestic Silver Corp. 2021 First Quarter Report	Page 6

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2021	2020				2019
PRODUCTION HIGHLIGHTS	Q1	Q4	Q3	Q2(2)	Q1	Q4	Q3	Q2
Ore processed/tonnes milled
San Dimas	199,466	208,648	189,918	114,390	200,109	182,265	173,679	172,368
Santa Elena	185,358	168,276	204,577	89,590	177,834	196,640	229,094	229,761
La Encantada	229,421	248,408	261,425	129,579	221,200	221,049	191,926	207,421
Non-producing properties(1)	—	—	—	—	—	26,528	61,268	127,344
Consolidated	614,245	625,332	655,920	333,559	599,142	626,482	655,967	736,896

Silver equivalent ounces produced
San Dimas	2,910,946	3,477,061	3,125,662	2,395,633	3,672,169	3,516,117	3,502,102	3,641,139
Santa Elena	884,332	901,630	1,091,026	595,651	1,593,400	1,592,397	1,859,170	1,461,345
La Encantada	745,018	1,098,800	984,397	514,092	929,487	991,856	891,205	492,957
Non-producing properties(1)	—	—	—	—	—	133,042	384,240	815,041
Consolidated	4,540,296	5,477,492	5,201,085	3,505,376	6,195,057	6,233,412	6,636,716	6,410,483

Silver ounces produced
San Dimas	1,716,143	1,941,286	1,678,075	1,102,931	1,677,376	1,658,721	1,639,481	1,603,016
Santa Elena	453,528	418,153	502,375	222,100	550,133	619,321	632,216	596,872
La Encantada	738,354	1,093,521	978,416	509,544	924,472	987,630	885,627	489,194
Non-producing properties(1)	—	—	—	—	—	82,752	210,417	504,483
Consolidated	2,908,024	3,452,959	3,158,866	1,834,575	3,151,980	3,348,424	3,367,740	3,193,566

Cash cost per AgEq Ounce(3)
San Dimas	$10.00	$8.49	$7.74	$6.43	$7.15	$6.86	$6.87	$6.98
Santa Elena	$20.18	$16.50	$13.81	$11.44	$9.25	$8.73	$7.26	$9.49
La Encantada	$13.77	$10.42	$10.16	$9.55	$10.80	$10.15	$10.72	$16.53
Consolidated	$12.61	$10.21	$9.48	$7.76	$8.25	$8.23	$8.16	$9.43

All-in sustaining cost per AgEq Ounce(3)
San Dimas	$14.31	$12.32	$10.74	$10.70	$9.86	$10.01	$9.22	$10.00
Santa Elena	$25.66	$21.76	$16.36	$15.02	$10.60	$10.70	$7.96	$10.89
La Encantada	$16.30	$12.39	$12.12	$11.76	$13.33	$12.69	$12.65	$18.82
Consolidated	$19.35	$16.12	$14.01	$13.95	$12.23	$12.81	$11.68	$13.39

Production cost per tonne
San Dimas	$140.29	$135.13	$120.60	$129.67	$126.33	$127.19	$135.71	$142.42
Santa Elena	$94.15	$86.32	$71.44	$74.50	$81.04	$68.77	$57.78	$58.88
La Encantada	$42.99	$43.72	$36.04	$36.80	$43.82	$43.92	$47.86	$38.29
Consolidated	$90.03	$85.68	$71.56	$78.78	$82.41	$78.62	$78.87	$77.93
1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines which are currently placed on temporary suspension.
2) In response to the COVID-19 pandemic, the Mexican Ministry of Health issued a decree requiring non-essential businesses, including mining, to temporarily suspend activities until May 23, 2020. As a result, production and costs were adversely affected during the quarter.
3) Effective January 1, 2021, the Company is reporting its cash costs and all-in sustaining costs on a per silver equivalent ("AgEq") ounce basis, instead of per payable silver ounce basis. Cash cost and AISC per AgEq Ounce for previous comparative periods were updated based on the new metric. See "Non-GAAP" section.

First Majestic Silver Corp. 2021 First Quarter Report	Page 7

Operating Results – Consolidated Operations

CONSOLIDATED	2021-Q1	2020-Q4	2020-Q1	Change Q1 vs Q4	Change '21 vs '20

Ore processed/tonnes milled	614,245	625,332	599,142	(2%)	3%
Average silver grade (g/t)	166	194	185	(14%)	(10%)
Average gold grade (g/t)	1.26	1.37	1.74	(8%)	(28%)
Silver recovery (%)	89%	89%	89%	0%	0%
Gold recovery (%)	96%	96%	96%	0%	0%

Production
Silver ounces produced	2,908,024	3,452,959	3,151,980	(16%)	(8%)
Gold ounces produced	23,873	26,343	32,202	(9%)	(26%)
Silver equivalent ounces produced	4,540,296	5,477,492	6,195,057	(17%)	(27%)

Cost
Cash cost per AgEq Ounce	$12.61	$10.21	$8.25	24%	53%
All-In sustaining costs per AgEq Ounce	$19.35	$16.12	$12.23	20%	58%
Total production cost per tonne	$90.03	$85.68	$82.41	5%	9%

Underground development (m)	13,707	12,004	10,888	14%	26%
Diamond drilling (m)	39,552	57,147	40,458	(31%)	(2%)

Production
Total production in the first quarter was 4.5 million silver equivalent ounces, consisting of 2.9 million ounces of silver and 23,873 ounces of gold, representing a decrease of 16% and 9%, respectively, compared to the Company's record setting production in the previous quarter.

Total ore processed amounted to 614,245 tonnes during the quarter, representing a 2% decrease compared to the previous quarter. The decrease in tonnes processed was primarily due to a severe winter ice storm in the month of February which temporarily reduced plant throughput rates at La Encantada, offset by improved underground ore deliveries and plant production rates at Santa Elena.

Consolidated silver grades in the quarter averaged 166 g/t compared to 194 g/t in the previous quarter and consolidated gold grades averaged 1.26 g/t compared to 1.37 g/t in the prior quarter. The decrease in consolidated grades was primarily due to lower ore grades at the La Encantada and San Dimas mines. Consolidated silver and gold recoveries averaged 89% and 96%, respectively, consistent with the previous quarter.

Cash Cost and All-In Sustaining Cost per Ounce
Cash cost per AgEq ounce for the quarter was $12.61 per ounce, compared to $10.21 per ounce in the previous quarter. The increase in cash cost per AgEq ounce was due to the lower ore grades, higher ore development and mining contractor costs at Santa Elena in preparation of additional ore faces to increase future production, as well as higher energy costs at San Dimas as a result of lower energy contribution from the hydroelectric dam due to dry season, which forced the mine to rely on the public electricity grid and diesel generators.

AISC per AgEq ounce in the first quarter was $19.35 per ounce compared to $16.12 per ounce in the previous quarter. The increase in AISC per AgEq ounce was primarily attributed to increase in cash cost per AgEq ounce, and sustaining costs being divided by 17% less silver equivalent ounces produced combined with increased mine development rates.

Development and Exploration
During the quarter, the Company completed 13,707 metres of underground development and 39,552 metres of diamond drilling, compared to 12,004 metres and 57,147 metres, respectively, in the previous quarter. The increased mine development rates were above plan at San Dimas and Santa Elena and are part of the ore and metal production ramp up plans for 2021.

First Majestic Silver Corp. 2021 First Quarter Report	Page 8

At quarter end, the Company has completed approximately 21% of its 2021 exploration budget across the Company's mines and projects and had a total of 19 active exploration drill rigs, consisting of 10 rigs at San Dimas, seven rigs at Santa Elena and two rigs at La Encantada.

San Dimas Silver/Gold Mine, Durango, México

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of Durango, Durango State, Mexico and consists of 71,868 hectares of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is one of the country’s most prominent silver mines and the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,500 tpd capacity milling operation which produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to the private airstrip in the town of Tayoltita. The Company owns 100% of the San Dimas mine.

San Dimas	2021-Q1	2020-Q4	2020-Q1	Change Q1 vs Q4	Change '21 vs '20

Total ore processed/tonnes milled	199,466	208,648	200,109	(4%)	0%
Average silver grade (g/t)	285	309	280	(8%)	2%
Average gold grade (g/t)	2.83	3.10	3.44	(9%)	(18%)
Silver recovery (%)	94%	94%	93%	0%	1%
Gold recovery (%)	96%	96%	96%	0%	0%

Production
Silver ounces produced	1,716,143	1,941,286	1,677,376	(12%)	2%
Gold ounces produced	17,448	19,980	21,308	(13%)	(18%)
Silver equivalent ounces produced	2,910,946	3,477,061	3,672,169	(16%)	(21%)

Cost
Cash cost per AgEq Ounce	$10.00	$8.49	$7.15	18%	40%
All-In sustaining costs per AgEq Ounce	$14.31	$12.32	$9.86	16%	45%
Total production cost per tonne	$140.29	$135.13	$126.33	4%	11%

Underground development (m)	8,242	8,454	7,100	(3%)	16%
Diamond drilling (m)	24,078	26,537	22,087	(9%)	9%

During the first quarter, San Dimas produced 1,716,143 ounces of silver and 17,448 ounces of gold for a total of 2,910,946 silver equivalent ounces, compared to 3,477,061 silver equivalent ounces in the prior quarter.

The mill processed a total of 199,466 tonnes with average silver and gold grades of 285 g/t and 2.83 g/t, respectively, compared to 208,648 tonnes milled with average silver and gold grades of 309 g/t and 3.10 g/t in the previous quarter. Increased ore development rates and lower ore grade from development activities resulted in lower average ore grades processed in the plant. The Central Block and Sinaloa Graben areas contributed approximately 79% and 16%, respectively, of the total production during the quarter. In addition, the Tayoltita and El Cristo areas contributed approximately 4% of total production in the quarter as these additional areas are being brought into production.

Silver and gold recoveries averaged 94% and 96%, respectively, during the quarter which were consistent with the prior quarter.

In the first quarter, cash cost per AgEq ounce was $10.00 per ounce compared to $8.49 per ounce in the prior quarter. The increase in cash cost was primarily due to a 16% decrease in silver equivalent ounces produced, combined with an increase in energy costs as the mine had to rely on electricity from the public grid as a result from lower energy contribution from the hydroelectric plant due to the dry season.

First Majestic Silver Corp. 2021 First Quarter Report	Page 9

AISC per AgEq ounce for the quarter was $14.31 per ounce compared to $12.32 per ounce in the prior quarter, primarily due to lower silver equivalent ounces produced.

The San Dimas mine is subject to a gold and silver streaming agreement with Wheaton Precious Metals International Ltd. ("WPMI"), a wholly owned subsidiary of Wheaton Precious Metals Corp., which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold ounce delivered. Should the average gold to silver ratio over a six month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as at March 31, 2021 was 70:1. During the three months ended March 31, 2021, the Company delivered 10,273 ounces (2020 - 11,358 ounces) of gold to WPMI at $612 (2020 - $606) per ounce.

A total of 8,242 metres of underground development was completed in the first quarter, consistent with 8,454 metres in the prior quarter. Rehabilitation efforts on six kilometres of underground rail-car tracks inside the Tayoltita mine was mostly completed during the quarter. Initial production from the Tayoltita mine began in June 2020 and is expected to ramp-up to more than 200 tpd in 2021. In addition, mine development and mineral extraction of the El Cristo mine began and will continue to supplement ore deliveries to the plant during the year.

During the first quarter, 10 underground drills completed 24,078 metres in 75 holes compared to 26,537 metres in the prior quarter. Drilling in the quarter continued to focus in the Central, Sinaloa and Tayoltita Blocks and West Blocks.

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico and owns mining concessions totaling over 102,244 hectares. The operating plan for Santa Elena involves the processing of ore in a 3,000 tpd cyanidation circuit from a combination of underground reserves and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2021-Q1	2020-Q4	2020-Q1	Change Q1 vs Q4	Change '21 vs '20

Total ore processed/tonnes milled	185,358	168,276	177,834	10%	4%
Underground tonnes
Tonnes milled	122,401	105,591	125,529	16%	(2%)
Average silver grade (g/t)	106	113	130	(6%)	(18%)
Average gold grade (g/t)	1.37	1.58	2.48	(13%)	(45%)
Heap leach tonnes
Tonnes milled	62,957	62,685	52,305	0%	20%
Average silver grade (g/t)	35	33	36	6%	(3%)
Average gold grade (g/t)	0.61	0.61	0.73	0%	(16%)
Silver recovery (%)	93%	93%	94%	0%	(1%)
Gold recovery (%)	96%	96%	96%	0%	0%

Production
Silver ounces produced	453,528	418,153	550,133	8%	(18%)
Gold ounces produced	6,327	6,294	10,842	1%	(42%)
Silver equivalent ounces produced	884,332	901,630	1,593,400	(2%)	(45%)

Cost
Cash cost per AgEq Ounce	$20.18	$16.50	$9.25	22%	118%
All-In sustaining costs per AgEq Ounce	$25.66	$21.76	$10.60	18%	142%
Total production cost per tonne	$94.15	$86.32	$81.04	9%	16%

Underground development (m)	4,500	2,663	1,940	69%	132%
Diamond drilling (m)	12,607	16,994	9,474	(26%)	33%

First Majestic Silver Corp. 2021 First Quarter Report	Page 10

During the first quarter, Santa Elena produced 884,332 silver equivalent ounces, consisting of 453,528 ounces of silver and 6,327 ounces of gold, representing an increase of 8% and 1%, respectively compared to the prior quarter.

The mine processed a total of 185,358 tonnes during the quarter, consisting of 122,401 tonnes from the underground mine ore and 62,957 tonnes from the above ground heap leach pad, an increase of 10% compared to 168,276 total tonnes in the prior quarter. Production rates returned to higher operating levels following multiple improvements made in mining methods and increased production at the Main, Alejandra Bajo and America veins. At the end of the quarter, mining and milling rates were above budget levels for the first time in over a year as a result of progress made in improving underground infrastructure, development and haulage rates over to the previous nine months. Underground ore production in March totaled 55,266 tonnes compared to 34,379 tonnes in January and 43,809 tonnes in February.

During the quarter, silver and gold grades from underground ore averaged 106 g/t and 1.37 g/t, respectively, compared to 113 g/t and 1.58 g/t in the prior quarter. Above ground heap leach pad averaged 35 g/t and 0.61 g/t respectively during the quarter and were consistent compared to the prior quarter.

Silver and gold recoveries in the first quarter averaged 93% and 96%, respectively, consistent with the previous quarter.

Cash cost per AgEq ounce in the first quarter was $20.18 per ounce compared to $16.50 per ounce in the previous quarter. The increase in cash cost was primarily attributed to higher ore development and mining contractor costs incurred to prepare additional ore faces, which have more than doubled in recent months as improvement projects implemented over the past two quarters begin to materialize. In addition, costs for specialized consulting services were also incurred to establish a more effective Management Operating System (MOS) at the mine.

AISC per AgEq ounce for the quarter was $25.66 per ounce compared to $21.76 per ounce in the prior quarter. The increase was primarily attributed to an increase in cash cost per AgEq ounce and increase in mine development metres. The increase in mine development was above budgeted rates and has prepared Santa Elena to increase ore delivery rates for the remainder of 2021.

The LNG facility at Santa Elena successfully completed all pre-commissioning activities during the quarter and was supplying approximately 85% of power requirements by quarter end. The plant is expected to ramp-up to full capacity in the second quarter which will yield significant energy cost savings and will substantially reduce the carbon footprint of the operation.

The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from the leach pad and a designated area of its underground operations over the life of mine to Sandstorm. The selling price to Sandstorm is currently the lesser of $450 per ounce (subject to a 1% annual inflation increase every April) and the prevailing market price. During the quarter, the Company delivered 1,201 ounces (2020- 2,176 ounces) of gold to Sandstorm at an average price of $464 per ounce (2020 - $459 per ounce).

In the first quarter, Santa Elena completed a total of 4,500 metres of underground development, including 1,453 metres at the Ermitaño project, compared to 2,663 metres in the previous quarter.

Ermitaño's underground mining and drilling equipment fleet is expected to be delivered by the end of the third quarter in advance of planned production ramp-up. On surface, fauna and flora clearance in preparation for constructing the main access roadway between the processing plant and the portal area was approximately 70% complete, while contractor selection and major earth moving actions are expected to commence in the second quarter. The Company is also expected to begin underground test stope mining in the second quarter and plans to extract over 30,000 tonnes of ore over the next six months.

A total of seven drill rigs, consisting of four surface rigs and three underground rigs, were active at the end of the quarter, completing 12,607 metres in 32 drill holes compared to 16,994 metres in the prior quarter. Near mine drilling in the quarter focused on the Main and America veins while brownfield drilling targeted the Ermitaño area. Greenfield drilling is following up on 2020 results on a target 20 km north of the Santa Elena mine.

First Majestic Silver Corp. 2021 First Quarter Report	Page 11

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral concessions and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a camp with 180 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the mine’s private airstrip, or via an improved road from the closest city, Muzquiz, Coahuila State, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2021-Q1	2020-Q4	2020-Q1	Change Q1 vs Q4	Change '21 vs '20

Ore processed/tonnes milled	229,421	248,408	221,200	(8%)	4%
Average silver grade (g/t)	131	172	165	(24%)	(21%)
Silver recovery (%)	77%	80%	79%	(4%)	(3%)

Production
Silver ounces produced	738,354	1,093,521	924,472	(32%)	(20%)
Gold ounces produced	97	69	52	41%	87%
Silver equivalent ounces produced	745,018	1,098,800	929,487	(32%)	(20%)

Cost
Cash cost per AgEq Ounce	$13.77	$10.42	$10.80	32%	28%
All-In sustaining costs per AgEq Ounce	$16.30	$12.39	$13.33	32%	22%
Total production cost per tonne	$42.99	$43.72	$43.82	(2%)	(2%)

Underground development (m)	965	888	1,024	9%	(6%)
Diamond drilling (m)	2,867	8,101	4,565	(65%)	(37%)

During the quarter, La Encantada produced 738,354 silver ounces, representing a 32% decrease in production compared to the previous quarter. During the month of February, the operation experienced a severe winter ice storm which elevated maintenance levels and temporarily reduced plant throughput rates. Cash cost was also impacted by the winter ice storm which delayed LNG deliveries to the plant hence the mine had to rent additional diesel generators with an incremental cost of $0.3 million. In addition, ore extraction from the higher grade southern draw-points of the La Prieta zone were depleted requiring mining activities to move northward into lower grade sections of the deposit.

Silver grades and recoveries during the quarter averaged 131 g/t and 77%, respectively, compared to 172 g/t and 80%, respectively, in the previous quarter. During the quarter, the Company transitioned underground mine production from the high-grade portion of the La Prieta caving area into the 660 orebody, Milagros and La Fe areas. Additional draw points were completed in these areas towards the end of March which are expected to allow ore grades to return to expected levels in the second quarter.

Cash cost per AgEq ounce for the quarter was $13.77 compared to $10.42 in the previous quarter. The increase in cash cost per AgEq ounce was primarily due to the 32% decrease in silver equivalent ounces produced, as total production costs were consistent with the previous quarter.

AISC per AgEq ounce for the quarter was $16.30 per ounce, an increase of 32% compared to $12.39 per ounce in the previous quarter due to decrease in production.

The mill modernization project at La Encantada advanced during the quarter with the completion of the factory acceptance test for the new scrubber. In addition, two thickener mechanisms are expected to be ready for installation by the end of the second quarter.

A total of 965 metres of underground development were completed in the first quarter compared to 888 metres in the prior quarter. During the quarter, ramp development continued to access the Milagros breccia to prepare the mine for initial sub-level caving production in 2021.

First Majestic Silver Corp. 2021 First Quarter Report	Page 12

During the first quarter, two underground drills completed 2,867 metres of drilling compared to 8,101 metres in the previous quarter. Drilling in the quarter was directed towards near mine targets at the 660 orebody, La Fe, Skarn and Milagros areas.

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, México, is a complex of producing underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 60 hectares, and leases an additional 107 hectares of surface rights, for a total of 167 hectares of surface rights. La Parrilla includes a 2,000 tpd sequential processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, an ISO certified central laboratory, metallurgical pilot plant, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

Operations at the La Parrilla mine have been temporarily suspended since September 2019. The Company is currently using the La Parrilla mill and its ISO Certified Laboratory on site as a research and development facility while continuing the exploration in the district. The company is in discussions with the La Parrilla Ejido to continue the long-term land use agreement at La Parrilla.

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 3,815 hectares of mining concessions and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Operations at the Del Toro mine has been temporarily suspended since January 2020 in order to improve overall operating cash flows and profit margins while focusing on the exploration program in the area. The exploration program will continue to test near mine, brownfield and greenfield targets in an effort to develop new resources necessary to support a potential reopening in the future, subject to a sufficient improvement in mineral economics to justify a restart.

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, México. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 12,795 hectares, plus an application to acquire a new mining concession covering 24,723 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres from Durango, or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company temporarily suspended all mining and processing activities at the San Martin operation due to growing insecurity in the area and safety concerns for our workforce. The Company continues to work with government authorities to secure the area and continued to maintain the mine and plant facilities, including advancing a buttressing project on the TSF2 tailing impoundment. The re-opening date is contingent on economics and security conditions in the region and cannot be determined at this time.

First Majestic Silver Corp. 2021 First Quarter Report	Page 13

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra Silver Mine.

The La Guitarra milling and mining operations were placed under care and maintenance effective August 3, 2018 and the Company is currently reviewing strategic options including the potential sale of the operation. The Company will continue with remediation programs to prepare the operation for a potential reopening in the future, subject to sufficient improvement in the economic situation to justify a restart of the operation. Ongoing care and maintenance activities include pumping, de-watering of the underground mine and water treatment continue.

Springpole Silver Stream, Ontario, Canada

On July 2, 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream"), a development stage mining project located in Ontario, Canada. Pursuant to the agreement, First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.

Transaction consideration paid and payable by First Majestic is summarized as follows:
•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic shares (805,698 common shares) was paid to First Mining on July 2, 2020;
•The second payment of $7.5 million, consisting of $3.75 million in cash and $3.75 million in First Majestic shares (287,300 common shares) was paid in on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment consisting of $2.5 million in cash and $2.5 million in First Majestic shares (based on 20 days volume weighted average price) will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole.

First Mining shall have the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole leaving the Company with a reduced silver stream of 25% of life of mine payable silver production.

Springpole is one of Canada’s largest, undeveloped gold projects with permitting underway. In January 2021, First Mining announced positive results of its Pre-Feasibility Study (“PFS”) which supports a 30,000 tonnes-per-day open pit mining operation over an 11 year mine life. First Mining announced resources of 24.3 million ounces of silver in the Indicated category and 1.4 million ounces of silver in the Inferred category, plus 4.6 million ounces of gold in the Indicated category and 0.3 million ounces of gold in the Inferred category.

The Springpole Project also includes large land holdings of 41,913 hectares which are fully encompassed under the silver streaming agreement.

First Mining is a related party with two independent board members who are directors and/or officers of First Majestic.

First Majestic Silver Corp. 2021 First Quarter Report	Page 14

OVERVIEW OF FINANCIAL PERFORMANCE

For the quarters ended March 31, 2021 and 2020 (in thousands of dollars, except for per share amounts):

	First Quarter	First Quarter
	2021	2020	Variance %

Revenues	$100,522	$86,065	17%	(1)
Mine operating costs
Cost of sales	57,061	49,835	14%	(2)
Cost of sales - standby costs	—	946	(100%)
Depletion, depreciation and amortization	15,345	14,169	8%	(3)
	72,406	64,950	11%

Mine operating earnings	28,116	21,115	33%

General and administrative expenses	6,961	6,284	11%	(4)
Share-based payments	3,594	2,378	51%
Mine holding costs	3,868	4,779	(19%)	(5)
Loss on divestiture of exploration projects	—	10,106	(100%)	(6)
Foreign exchange gain	(1,797)	(2,826)	36%
Operating earnings	15,490	394	NM
Fair value adjustment on foreign currency derivatives	—	(22,654)	100%	(7)
Investment and other loss	(3,150)	(540)	NM	(8)
Finance costs	(3,773)	(3,856)	2%
Earnings (loss) before income taxes	8,567	(26,656)	NM
Current income tax expense	8,537	1,214	NM
Deferred income tax (recovery) expense	(1,825)	4,566	NM
Income tax expense	6,712	5,780	16%	(9)
Net earnings (loss) for the period	$1,855	($32,436)	NM	(10)

Earnings (loss) per share (basic)	$0.01	($0.15)	NM	(10)
Earnings (loss) per share (diluted)	$0.01	($0.15)	NM	(10)

NM - Not meaningful

1.Revenues in the quarter increased 17% compared to the same quarter of the previous year primarily attributed to:
•a 57% increase in realized silver price per ounce sold, which averaged $27.13 during the quarter compared to $17.36 in the first quarter of 2020, resulting in a $33.1 million increase in revenues;
Partially offset by:
•a 24% decrease in payable silver equivalent ounces sold compared to the same quarter of the prior year, resulting in a $18.7 million decrease in revenues.

2.Cost of sales in the quarter increased 14% or $7.2 million compared to the same quarter of the previous year primarily due to:
•a $5.5 million increase in labour costs primarily due to the use of mining contractors to replace vulnerable workers, as well as a temporary increase in use of contractors at Santa Elena to expand and prepare additional ore faces for future production;
•a $1.7 million increase in workers participation benefits primarily due to new collective bargaining agreement reached with San Dimas union in the second quarter of 2020; and
•a $0.9 million increase in energy costs as a result of lower energy contribution from the hydroelectric dam due to dry season in San Dimas, which forced the mine to rely on the public electricity grid and diesel generators.

First Majestic Silver Corp. 2021 First Quarter Report	Page 15

3.Depletion, depreciation and amortization in the quarter increased $1.2 million or 8% compared to the same quarter of the previous year, primarily attributed to an increase in mining interests and property, plant and equipment balances.

4.General and administrative costs in the quarter increased $0.7 million or 11% primarily due to increase in legal costs associated with Advanced Pricing Agreement trials and the NAFTA arbitration.

5.Mine holding costs decreased by $0.9 million compared to the same quarter of 2020, primarily due to:
•a decrease of $1.9 million in Del Toro and La Parrilla due to restructuring costs incurred in Q1 2020 shortly after the mines being placed under temporary suspension;
Partially offset by:
•reclassification of $1.0 million in San Martin's mine holding costs from costs of sales to mine holding costs effective April 1, 2020 due to continued uncertainty with respect to the timing of restart at the mine.

6.Loss on sale of exploration project of $10.1 million in the first quarter of 2020 relates to the sale of the Plomosas project to GR Silver Mining Ltd. in March 2020.

7.Fair value adjustment on foreign currency derivatives of $22.7 million loss in the first quarter of 2020 relates to mark-to-market adjustments on the Company's foreign currency derivatives, which were fully settled as at December 31, 2020. The Company utilizes these foreign currency options and swaps to hedge cash flows relating to mining operations, exploration and evaluation activities and corporate expenses in Mexican Pesos.

8.Investment and other income for the quarter decreased $2.6 million compared to the same quarter of 2020 primarily due to a $2.1 million write-down on assets held-for-sale in relation to the sale of certain AG mill equipment to Condor Gold PLC.

9.During the quarter, the Company recorded an income tax expense of $6.7 million compared to $5.8 million in the first quarter of 2020. The increase in income tax expense was primarily due to higher earnings before tax, net of the foreign exchange impact on the Company's Mexican Peso denominated future income tax liability balances.

10.As a result of the foregoing, net earnings for the quarter was $1.9 million (EPS of $0.01) compared to a net loss of $32.4 million (EPS of ($0.15)) in the same quarter of the prior year.

First Majestic Silver Corp. 2021 First Quarter Report	Page 16

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2021	2020				2019
Selected Financial Information	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$100,522	$117,075	$125,881	$34,855	$86,065	$96,476	$96,989	$83,669
Cost of sales	$57,061	$58,008	$60,275	$26,187	$49,835	$55,033	$54,994	$62,772
Cost of sales - standby costs	$—	$—	$—	$9,166	$946	$—	$—	$—
Depletion, depreciation and amortization	$15,345	$15,399	$17,573	$7,264	$14,169	$17,502	$14,181	$16,691
Mine operating earnings (loss)	$28,116	$43,668	$48,033	($7,762)	$21,115	$23,941	$27,814	$4,206
Net earnings (loss) after tax	$1,855	$34,545	$30,946	($9,968)	($32,436)	($39,946)	$8,559	($11,967)
Earnings (loss) per share - basic	$0.01	$0.16	$0.14	($0.05)	($0.15)	($0.19)	$0.04	($0.06)
Earnings (loss) per share - diluted	$0.01	$0.15	$0.14	($0.05)	($0.15)	($0.19)	$0.04	($0.06)

During the first quarter of 2020, mine operating earnings were $28.1 million compared to $43.7 million in the previous quarter. The decrease in mine operating earnings was primarily due to 24% less payable silver equivalent ounces sold compared to the previous quarter. Net earnings for the quarter was $1.9 million compared to $34.5 million, primarily due to decrease in silver equivalent ounces sold and higher taxes.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at March 31, 2021, the Company had cash and cash equivalents of $201.7 million, comprised primarily of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. With the exception of $6.6 million held in-trust for tax audits in Mexico, the Company's cash and cash equivalents are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Working capital as at March 31, 2021 was $232.8 million compared to $254.4 million at December 31, 2020. Total available liquidity at March 31, 2021 was $297.8 million, including $65.0 million of undrawn revolving credit facility.

The following table summarizes the Company's cash flow activity during the period:

	Three Months Ended March 31,
	2021	2020
Cash flow
Cash generated by operating activities	$7,431	$12,048
Cash used in investing activities	(46,264)	(33,306)
Cash generated by financing activities	1,276	204
Increase in cash and cash equivalents	($37,557)	($21,054)
Effect of exchange rate on cash and cash equivalents held in foreign currencies	663	(2,768)
Cash and cash equivalents, beginning of the period	238,578	169,009
Cash and cash equivalents, end of period	$201,684	$145,187

The Company’s cash flows from operating, investing and financing activities during the three months ended March 31, 2021 are summarized as follows:
•Cash generated by operating activities of $7.4 million, primarily due to:
•$31.1 million in operating cash flows from operating activities before movements in working capital and taxes;
net of:

First Majestic Silver Corp. 2021 First Quarter Report	Page 17

•$13.8 million in net change in non-cash working capital items during the period, including $8.4 million increase in VAT receivables, $3.2 million increase in inventories, net of $0.9 million decrease in trade and other payables; and
•$9.9 million in income taxes paid during the period.
•Cash used in investing activities of $46.3 million, primarily related to:
•$33.4 million spent on mine development and exploration activities;
•$10.8 million spent on purchase of property, plant and equipment; and
•$2.3 million spent on deposits on non-current assets.
•Cash provided by financing activities of $1.3 million, primarily consists of the following:
•$4.4 million of net proceeds from the exercise of stock options; and
net of:
•$1.8 million payment of financing costs; and
•$1.3 million on repayment of lease obligations.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at March 31, 2021 and December 31, 2020, the Company was fully in compliance with these covenants.

Contractual Obligations and Commitments

As at March 31, 2021, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$69,344	$69,344	$—	$—	$—
Debt facilities	172,429	12,995	159,434	—	—
Lease liabilities	19,066	4,888	7,148	5,994	1,036
Other liabilities	5,493	—	—	—	5,493
Purchase obligations and commitments	38,906	33,906	5,000	—	—
	$305,238	$121,133	$171,582	$5,994	$6,529

At March 31, 2021, the Company had working capital of $232.8 million (2020 – $254.4 million) and total available liquidity of $297.8 million (2020 – $319.4 million), including $65.0 million of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

First Majestic Silver Corp. 2021 First Quarter Report	Page 18

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at March 31, 2021, value added taxes (“VAT”) receivable was $65.3 million (December 31, 2020 - $56.9 million), of which $44.6 million (December 31, 2020 - $37.9 million) relates to Primero Empresa Minera, S.A. de C.V. ("PEM"). Servicio de Administración Tributaria (“SAT”) has been unresponsive to VAT refund requests by PEM without providing a legal basis for withholding these VAT receivables. The Company believes that it has full legal rights to these VAT refunds and expects the amounts to be refunded in the future. As at March 31, 2021, VAT receivables totaling $17.0 million are currently being pursued in Mexican Courts. Due to the uncertain timeline associated with recovery of these amounts, the Company reclassified such amounts as non-current assets though, in the Company's opinion, such amounts are currently due and payable to the Company.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian Dollar and the Mexican Peso against the U.S. Dollar is included in the table below:

	March 31, 2021
	Cash and cash equivalents	Trade and other receivables	Value added taxes receivable	Other financial assets	Trade and other payables	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$78,777	$62	$—	$9,192	($2,682)	$85,349	$8,535
Mexican peso	9,970	—	65,811	—	(41,050)	34,731	3,473
	$88,747	$62	$65,811	$9,192	($43,732)	$120,080	$12,008

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

First Majestic Silver Corp. 2021 First Quarter Report	Page 19

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		March 31, 2021
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in doré inventory	$245	$282	$527
	$245	$282	$527

Political and Country Risk
First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery
There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Public Health Crises
Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events, such as the ongoing situation concerning COVID‐19. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

The Company's business could be materially adversely affected by the effects of the COVID‐19 pandemic. As at the date of this MD&A, the global reactions to the spread of COVID‐19 have led to, among other things, significant restrictions in many jurisdictions on travel and gatherings of individuals, quarantines, temporary business closures and a general reduction in consumer activity. Although quarantines have been lifted in many jurisdictions, certain jurisdictions that have previously lifted quarantines have been required to re-impose them. While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact on the Company and the economy in general cannot be estimated with any degree of certainty at this time. In addition, the increasing number of individuals infected with COVID‐19 has resulted in a widespread global health crisis that has adversely affected global economies and financial markets and could result in a protracted economic downturn that could have an adverse effect on the demand for precious metals and the Company's future prospects.

In particular, the continued spread of COVID‐19 globally could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and

First Majestic Silver Corp. 2021 First Quarter Report	Page 20

personnel, restrictions on the Company's exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties, resulting in reduced production volumes. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely.

On March 24, 2020, the Mexican federal government implemented a decree imposing certain preventive measures aimed at mitigating the impact of COVID‐19. The decree temporarily suspended certain activities relating to physical gatherings and the transit or movement of individuals and was subsequently amended to restrict access and require the closure of the Company’s mines from April 3, 2020. On May 13, 2020, the Mexican government officially confirmed that mining was deemed essential and operations were permitted to restart on May 18, 2020. On May 23, 2020, Mexican government authorized the Company to restart its mining operations, however, there can be no guarantee that the decree will not be amended in the future to impose more severe measures or restrictions or that state governments in those jurisdictions in which the Company’s facilities are located will not pass similar decrees reducing or preventing access to the Company’s facilities, potentially causing disruption or closure of one or more of the Company’s mines.

As a result of the temporary closures of its facilities, the Company experienced loss of production at its facilities during the second and third financial quarters of 2020. In early November 2020, the Company’s three operating mines had returned to normal operations. Worker availability is a challenge but has been gradually improving and is being mitigated by increasing the use of temporary workers and contractors. The Company constructed Polymerase Chain Reaction ("PCR") laboratory test facilities on site at San Dimas and partnered with test labs at Santa Elena to speed up COVID-19 testing capabilities at its mine sites. Preventative control measures to protect the safety and health of our employees, contractors and communities in which we operate, including social distancing, remote working, cancellation of any non-essential visits to the mines, comprehensive sanitation measures for the workplace and company transportation, as well as pre-screening for virus symptoms remain in effect.

There is no guarantee that the Company will not experience significant disruptions to or additional closures of some or all of its active mining operations due to COVID-19 restrictions in the future. Any such disruptions or closures could have a material adverse effect on the Company’s production, revenue, net income and business. In addition, parties with whom the Company does business or on whom the Company is reliant, including suppliers and refineries may also be adversely impacted by the COVID-19 crisis which may in turn cause further disruption to the Company’s business, including delays or halts in availability or delivery of consumables and delays or halts in refining of ore from the Company’s mines. Any long-term closures or suspensions may also result in the loss of personnel or the workforce in general as employees seek employment elsewhere.

The impact of COVID‐19 and government responses thereto may also continue to have a material impact on financial markets and could constrain the Company's ability to obtain equity or debt financing in the future, which may have a material and adverse effect on its business, financial condition and results of operations.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based

First Majestic Silver Corp. 2021 First Quarter Report	Page 21

on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

Primero Tax Rulings
When Primero Mining Corp. ("Primero") the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary PEM to sell 100% of the silver produced from the San Dimas mine to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurance that the SAT would accept the PEM Realized Price as the price to use to calculate Mexican income taxes, Primero applied for and received an Advance Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by PEM on the silver sold under the Old Stream Agreement. PEM believed that the intent of an APA was to have SAT provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, PEM received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement was the PEM Realized Price. Under Mexican tax law, an APA ruling is generally applicable for a five year period and this ruling was made effective for 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated did not identify any different basis for paying taxes.

In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $238.7 million (4,919 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $132.1 million (2,869 million MXN) (collectively, the "Reassessments"). The Company believes that the Reassessments were issued in violation of the terms of the APA. The key items in the Reassessments include reassessments based on the market price of silver, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in the Mexican legal proceedings, and initiated proceedings under relevant tax treaties between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados, all of which were subsequently dismissed on a unilateral basis by the SAT ("Dismissals") in May 2020. The Company believes that the Dismissals have no legal basis and breach international obligations regarding double taxation treaties, and that the APA remains valid and legally binding. The Company will continue disputing the Reassessments, exhausting its domestic and international remedies.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in various proceedings with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Despite these extensive efforts and ongoing legal challenges to the Reassessments and the Dismissals, in April 2020 and February 2021, SAT issued notifications to PEM to attempt to secure amounts it claims are owed pursuant to its reassessments issued. These notifications impose certain restrictions on PEM including its ability to dispose its concessions and real properties.

The Company has challenged SAT’s Reassessments and Dismissals through all domestic means available to it, including annulment suits before the Mexican Federal Tax Court on Administrative Matters ("Federal Court"), which has yet to be

First Majestic Silver Corp. 2021 First Quarter Report	Page 22

resolved, and a complaint before Mexico’s Federal Taxpayer Defense Attorney's Office (known as “PRODECON”), which determined that PEM has all legal remedies at its disposal and it has already challenged every SAT ruling, thus the matter must be decided by Mexican Courts. The Company believes that these actions are neither fair nor equitable and are discriminatory against the Company as a foreign investor and amount to a denial of justice under international law, in addition to violating various provisions of the Federal Constitution of the United Mexican States and Mexican domestic law, and Mexican court precedents. As a result, on May 13, 2020, the Company provided to the Government of Mexico notice of its intention to initiate an international arbitration proceeding (“Notice of Intent”) pursuant to the North American Free Trade Agreement (“NAFTA”). The Notice of Intent initiated a 90-day period for the Government of Mexico to enter into good faith and amicable negotiations with the Company to resolve the dispute. On August 11, 2020, the 90-day period expired without any resolution of the dispute.

In September 2020, the Company was served with a decision made by the Federal Court to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:
(i) SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii) SAT’s failure to request from PEM certain additional information before issuing the APA.

The Company’s legal advisors reviewed the written reasons and are of the view that the Federal Court’s decision is flawed both due to SAT's procedural irregularities and failure to address the relevant evidence and legal authorities. In addition, they consider that the laws applied to PEM in the decision are unconstitutional. As a result, the Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. Since two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the amparo file and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. The other writ of certiorari has not been admitted by the Plenary of the Supreme Court. Therefore, the Company is currently waiting for the Supreme Court to issue a resolution towards such writs of certiorari.

The Company intends to continue to challenge the actions of the SAT in Mexican courts, however due to the ongoing COVID-19 crisis, the Mexican courts are currently available only on a restricted basis for further hearings on these matters. On March 2, 2021, the Company announced that it has submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, based on Chapter 11 of the North American Free Trade Agreement ("NAFTA").

If the SAT were successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT were successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $198.1 million (4,083 million MXN), before interest or penalties.

Based on the Company’s assessments with third party advisors, the Company believes PEM filed its tax returns compliant with applicable Mexican law and, therefore, no liability has been recognized in the financial statements.

To the extent it is ultimately determined that the appropriate price of silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material effect on the Company’s business, financial position and results of operations.

La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. (“MLE”), the SAT issued tax assessments for fiscal 2012 and 2013 in the amount of $7.8 million (155.5 million MXN) and $6.3 million (126.6 million MXN), respectively.  The key items relate to a forward silver purchase agreement and denial of the deductibility of mine development costs and service fees.  The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued.  The Company believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns in compliance with applicable Mexican law.

First Majestic Silver Corp. 2021 First Quarter Report	Page 23

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces.

During the year ended December 31, 2020, the Company repurchased and cancelled 275,000 common shares for a total consideration of $1.7 million, through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange. No shares were repurchased during the three months ended March 31, 2021.

Off-Balance Sheet Arrangements

At March 31, 2021, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

In July 2020, the Company completed the agreement with First Mining Gold Corp., to purchase 50% of the payable silver produced from the Springpole Gold Project for total consideration of $22.5 million in cash and shares, over three payments, for the silver stream which covers the life of the Springpole project. First Mining is a related party with two independent board members who are directors and/or officers of First Majestic.

With the exception of the agreement with First Mining Gold Corp., there were no transactions with related parties outside of the ordinary course of business during the three months ended March 31, 2021.

Outstanding Share Data

As at May 4, 2021, the Company has 251,506,150 common shares issued and outstanding.

SUBSEQUENT EVENTS

The following significant events occurred subsequent to March 31, 2021:

Declaration of Quarterly Dividend
On May 5, 2021, the Company's board of directors approved and declared its inaugural quarterly common share dividend of $0.0045 per share, payable on and after June 4, 2021, to common shareholders of record at the close of business on May 17, 2021. These dividends were declared subsequent to the quarter end and have not been recognized as distributions to owners during the quarter ended March 31, 2021.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

First Majestic Silver Corp. 2021 First Quarter Report	Page 24

The Company's condensed interim consolidated financial statements for the three months ended March 31, 2021, there were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2020 and the following accounting policies, critical judgments and estimates in applying accounting policies:

New and amended IFRS standards that are effective for the current year:
Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)
The amendments in Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) introduce a practical expedient for modifications required by the reform, clarify that hedge accounting is not discontinued solely because of the IBOR reform, and introduce disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition.

The amendments were applied effective January 1, 2021 and did not have a material impact on the Company’s financial statements.

Future Changes in Accounting Policies Not Yet Effective as at March 31, 2021:

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)
The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2022, with early application permitted. The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company will recognise the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings at the beginning of that earliest period presented. This amendment will impact the Company’s accounting for proceeds from mineral sales prior to reaching commercial production levels intended by management.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)
The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2023, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per silver equivalents ounce”, "All-in sustaining cost per silver equivalent ounce", “Production cost per tonne”, “Average realized silver equivalent price”, “Adjusted earnings per share”, “Cash flow per share” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

First Majestic Silver Corp. 2021 First Quarter Report	Page 25

Effective January 1, 2021, the Company transitioned its cost reporting from Cost per Silver Ounce to Cost per Silver Equivalent ("AqEq") Ounce basis. Management believes the change to using silver equivalent ounce will provide management and investors with an improved ability to evaluate operating performance of the Company, as it eliminates volatility in Cash Cost and AISC per ounce due to market volatility in silver and gold prices as well as timing of by-product credit sales. Prior period comparatives of Cash Cost and AISC per ounce have been updated to be consistent with the new AgEq ounce metric.

Cash Cost per AgEq Ounce, All-In Sustaining Cost per AgEq Ounce and Production Cost per Tonne

Cash costs per AgEq ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-in sustaining cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditure is defined as, "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2021 First Quarter Report	Page 26

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Three Months Ended March 31, 2021
	San Dimas	Santa Elena	La Encantada	Consolidated
Mining cost	$11,577	$6,295	$3,181	$21,054
Milling cost	6,643	7,245	3,937	17,825
Indirect cost	9,761	3,911	2,743	16,416
Total production cost (A)	$27,982	$17,451	$9,861	$55,294
Add: transportation and other selling cost	347	148	111	662
Add: smelting and refining cost	394	119	155	668
Add: environmental duty and royalties cost	369	112	92	573
Total cash cost (B)	$29,092	$17,830	$10,219	$57,197
Workers’ participation	3,469	55	126	3,667
General and administrative expenses	—	—	—	6,501
Share-based payments	—	—	—	3,594
Accretion of decommissioning liabilities	177	77	129	639
Sustaining capital expenditures	8,836	4,657	973	15,096
Operating lease payments	68	50	644	1,131
All-In Sustaining Costs (C)	$41,642	$22,669	$12,091	$87,825
Payable silver equivalent ounces produced (D)	2,909,490	883,447	741,865	4,534,803
Tonnes milled (E)	199,466	185,358	229,421	614,245

Cash cost per AgEq ounce (B/D)	$10.00	$20.18	$13.77	$12.61
AISC per AgEq ounce (C/D)	$14.31	$25.66	$16.30	$19.35
Production cost per tonne (A/E)	$140.29	$94.15	$42.99	$90.03

First Majestic Silver Corp. 2021 First Quarter Report	Page 27

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)		Three Months Ended March 31, 2020
	San Dimas	Santa Elena	La Encantada	Consolidated
Mining cost	$11,298	$4,737	$2,625	$18,660
Milling cost	5,493	6,988	4,382	16,862
Indirect cost	8,489	2,686	2,685	13,861
Total production cost (A)	$25,279	$14,411	$9,694	$49,383
Add: transportation and other selling cost	296	72	89	522
Add: smelting and refining cost	395	134	184	725
Add: environmental duty and royalties cost	257	109	33	397
Total cash cost (B)	$26,227	$14,726	$9,998	$51,026
Workers’ participation	1,682	55	74	1,998
General and administrative expenses	—	—	—	5,828
Share-based payments	—	—	—	2,378
Accretion of decommissioning liabilities	149	78	126	623
Sustaining capital expenditures	8,000	1,964	1,498	12,659
Operating lease payments	127	51	642	1,143
All-In Sustaining Costs (C)	$36,185	$16,874	$12,338	$75,655
Payable silver equivalent ounces produced (D)	3,670,333	1,591,807	925,639	6,187,779
Tonnes milled (E)	200,109	177,834	221,200	599,142

Cash cost per AgEq ounce (B/D)	$7.15	$9.25	$10.80	$8.25
AISC per AgEq ounce (C/D)	$9.86	$10.60	$13.33	$12.23
Production cost per tonne (A/E)	$126.33	$81.04	$43.82	$82.41

First Majestic Silver Corp. 2021 First Quarter Report	Page 28

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended March 31,
	2021	2020
Revenues as reported	$100,522	$86,065
Add back: smelting and refining charges	668	725
Gross revenues	101,190	86,790
Less: Sandstorm gold revenues	(557)	(999)
Less: Wheaton gold revenues	(6,288)	(6,883)
Gross revenues, excluding Sandstorm, Wheaton (A)	$94,345	$78,908

Payable silver equivalent ounces sold	4,249,516	5,556,937
Less: Payable silver equivalent ounces sold to Sandstorm	(82,250)	(216,393)
Less: Payable silver equivalent ounces sold to Wheaton	(690,130)	(795,050)
Payable silver equivalent ounces sold, excluding Sandstorm and Wheaton (B)	3,477,135	4,545,494

Average realized silver price per ounce (A/B)	$27.13	$17.36
Average market price per ounce of silver per COMEX	$26.25	$16.89

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended March 31,
	2021	2020
Operating Cash Flows before Working Capital and Taxes	$31,129	$23,313
Weighted average number of shares on issue - basic	222,544,712	209,396,052
Cash Flow per Share	$0.14	$0.11

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes certain non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

First Majestic Silver Corp. 2021 First Quarter Report	Page 29

The following table provides a detailed reconciliation of net losses as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended March 31,
	2021	2020
Net earnings (loss) as reported	$1,855	($32,436)
Adjustments for non-cash or unusual items:
Deferred income tax (recovery) expense	(1,825)	4,566
Share-based payments	3,594	2,378
Loss from investment in derivatives and marketable securities	1,289	1,368
Unrealized loss on foreign currency derivatives	—	22,654
Write-down on assets held-for-sale	2,081	—
Recovery of mineral inventory	—	(443)
Loss on divestiture of exploration projects	—	10,106
Adjusted net earnings	$6,994	$8,193
Weighted average number of shares on issue - basic	222,544,712	209,396,052
Adjusted EPS	$0.03	$0.04

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	March 31, 2021	December 31, 2020
Current Assets	$329,738	$356,046
Less: Current Liabilities	(96,903)	(101,626)
Working Capital	$232,835	$254,420
Available Undrawn Revolving Credit Facility	65,000	65,000
Available Liquidity	$297,835	$319,420

First Majestic Silver Corp. 2021 First Quarter Report	Page 30

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of March 31, 2021, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•     provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;
•provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
•     provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's management evaluated the effectiveness of our internal controls over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our internal controls over financial reporting was effective as of March 31, 2021. There have been no significant changes in our internal controls during the quarter ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; anticipated development, expansion, exploration activities and production rates; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the timing of completion of exploration programs and drilling programs; the repayment of the Debentures; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; viability of the Company’s projects; potential metal recovery rates; the conversion of the Company’s securities. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Note regarding Reserves and Resources

National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators, lays out the standards of disclosure for mineral projects. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves,

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the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2020, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

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